February 14, 2025

Douglas Davis
Chief Executive Officer
Bannix Acquisition Corp.
300 Delaware Avenue, Suite 210 #301
Wilmington, DE 19801

       Re: Bannix Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed February 6, 2025
           File No. 001-40790
Dear Douglas Davis:

       We have conducted a limited review of your filing and have the following comments.

        Please respond to this letter by amending your filing and providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing any amendment to your filing and your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors
Nasdaq may delist our securities from trading on its exchange..., page 11

1. Please update this risk factor to include recent developments regarding notices the company has received from Nasdaq regarding non-compliance with listing requirements that could lead to delisting of the company's securities.
For
       example, disclose the September 13, 2024 notice from Nasdaq that the company's securities are subject to delisting due to non-compliance with Nasdaq Listing Rule
       IM-5101-2 requiring the company to complete a business combination within 36 months of the effectiveness of the IPO registration statement. Disclose when you filed an appeal of this determination to Nasdaq's Hearing Panel, the hearing date, whether the hearing has been held, and if so, the results of the hearing. In addition, expand your disclosure of the potential consequences of being delisted to include that the company may no longer be attractive as a merger partner because it is no longer listed
       on an exchange, any potential impact on the company   s ability to
complete an initial
 February 14, 2025
Page 2

       business combination, and any impact on securities holders due to your securities no
       longer being considered    covered securities.
General

2. It appears that you intend to solicit shareholders to extend the deadline to consummate a business combination transaction from March 14, 2025 to June 14, 2025 despite other disclosures indicating the current termination date is 36 months from the closing of the company's IPO and that you intend to extend the deadline to 54 months from the closing of the company's IPO, or March 14, 2026. If you intend to extend the deadline to June 14, 2025, then revise your disclosure on pages 2, 5 11, 12, 15, 27, A-
       1 and B1 so that it is clear that:
           the current termination date is March 14, 2025, which is 42 months from the closing of the company's IPO; and
           the proposed extended date is June 14, 2025, which is 45 months from the closing of the company's IPO.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kathleen Krebs at 202-551-3350 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology